IRREVOCABLE PROXY

HUDSON TECHNOLOGIES, INC.

The undersigned holder of 1,768,100 shares of the Common Stock, $.01 par value, of Hudson Technologies, Inc. (the "Shares") hereby revokes any previous proxies and irrevocably appoints STEPHEN P. MANDRACCHIA, as the undersigned's proxy, with full power of substitution in each of them, in the name, place and stead of the undersigned, to attend all shareholders' meetings and to vote, execute consents, and otherwise represent those Shares in the same manner and with the same effect as if the undersigned were personally present at any such meeting or voting such Shares or personally acting on any matters submitted to shareholders for approval and consent.

The undersigned hereby acknowledges that this proxy may not be revoked without the written consent of the proxy named herein, and unless and until so revoked, this proxy shall remain in full force and effect.

Dated: Warwick, New York

June 29, 2007

/s/ Theresa A. Mandracchia_____

Theresa A. Mandracchia